EXHIBIT 12
WASTE MANAGEMENT, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Millions, Except Ratios)
(Unaudited)

	Nine Months Ended
	September 30,
	2006	2005

Income before income taxes, losses in equity investments and minority interests	$1,204	$868

Fixed charges deducted from income:
Interest expense	412	369
Implicit interest in rents	37	38

	449	407

Earnings available for fixed charges	$1,653	$1,275

Interest expense	$412	$369
Capitalized interest	11	4
Implicit interest in rents	37	38

Total fixed charges	$460	$411

Ratio of earnings to fixed charges	3.6x	3.1x